UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 8

THE ACTIVE NETWORK, INC.

(Name of Subject Company (Issuer))

ATHLACTION MERGER SUB, INC.

ATHLACTION HOLDINGS, LLC

(Name of Filing Persons (Offerors))

VISTA EQUITY PARTNERS FUND III, L.P.

VISTA EQUITY PARTNERS FUND IV, L.P.

(Name of Filing Persons (Others))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

00506D100

(CUSIP Number of Class of Securities)

Brian Sheth

Athlaction Holdings, LLC

c/o Vista Equity Partners Fund IV, L.P.

401 Congress Avenue

Suite 3100

Austin, Texas 78701

(512) 730-2400

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

David Breach

Sarkis Jebejian

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4800

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$1,051,567,913	$133,441.94

(1)	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 63,264,368 shares of voting common stock, par value $0.001 per share, at an offer price of $14.50 per share. The transaction value also includes (i) 3,888,886 shares issuable pursuant to outstanding options with an exercise price less than $14.50 per share, which is calculated by (x) multiplying the number of shares underlying such options at each exercise price therefor by an amount equal to $14.50 minus such exercise price and (y) dividing such product by the offer price of $14.50 per share, (ii) 2,809,190 shares issuable upon settlement of time based restricted stock units multiplied by the offer price of $14.50 per share, (iii) 645,131 shares issuable upon settlement of performance based restricted stock units multiplied by the offer price of $14.50 per share, (iv) 1,693,550 shares issuable upon settlement of market stock units multiplied by the offer price of $14.50 per share, and (v) an aggregate of 220,800 shares subject to outstanding purchase rights under the The Active Network, Inc. 2011 Employee Stock Purchase Plan multiplied by the offer price of $14.50 per share. The calculation of the filing fee is based on information provided by The Active Network, Inc. as of September 27, 2013.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2014, issued August 30, 2013, by multiplying the transaction value by 0.0001288.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $133,441.94	Filing Party: Athlaction Merger Sub, Inc.
Form of Registration No.: Schedule TO	Date Filed: October 8, 2013

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 8 (this “Amendment”) to the Tender Offer Statement on Schedule TO (together with this Amendment and any other amendments and supplements thereto, the “Schedule TO”) is being filed by (i) Athlaction Holdings, LLC, a Delaware limited liability company (“Parent”), (ii) Athlaction Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Purchaser”), (iii) Vista Equity Partners Fund III, L.P., an affiliate of each of Parent and Purchaser (“VEPF III”) and (iv) Vista Equity Partners Fund IV, L.P., an affiliate of each of Parent and Purchaser (“VEPF IV”). This Schedule TO relates to the tender offer for all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”) of The Active Network, Inc., a Delaware corporation (the “Company”), at a price of $14.50 per Share, net to the seller in cash without interest and less any applicable withholding taxes, if any (the “Per Share Amount”), upon the terms and conditions set forth in the offer to purchase dated October 8, 2013 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer.”

Except as otherwise indicated in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 in this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Items 1 through 11.

The Offer and withdrawal rights expired at 12:00 midnight, New York City time, on November 15, 2013 (one minute after 11:59 p.m., New York City time, on November 14, 2013). The Depositary has advised Parent and Purchaser that, as of the expiration of the Offer, a total of 56,740,092 Shares had been validly tendered into and not withdrawn from the Offer (not including 2,424,721 Shares tendered pursuant to notices of guaranteed delivery), representing approximately 87% of the currently outstanding Shares. The number of Shares validly tendered and not properly withdrawn pursuant to the Offer satisfies the Minimum Condition. All conditions to the Offer having been satisfied or waived, Purchaser has accepted for payment and is promptly paying for all Shares validly tendered into and not properly withdrawn from the Offer.

As a result of its acceptance of the Shares tendered in the Offer, Purchaser has acquired sufficient Shares so that the Merger can close without the affirmative vote of the stockholders of the Company pursuant to Section 251(h) of the DGCL. Accordingly, Parent and Purchaser intend to effect the Merger pursuant to Section 251(h) of the DGCL. In the Merger, each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by Parent, Purchaser or the Company (or held in the Company’s treasury), any subsidiary of Parent or the Company, or by an stockholder of the Company who or which is entitled to and properly demands appraisal of such Shares pursuant to, and complies in all respects with, the applicable provisions of Delaware law) will convert automatically into the right to receive an amount of cash equal to the Per Share Amount. All Shares that were converted into the right to receive the Per Share Amount shall be canceled and cease to exist. Following the Merger, all Shares will be delisted from the NYSE and deregistered under the Exchange Act.

The full text of the press release issued on November 15, 2013, announcing the expiration and results of the Offer is attached as Exhibit (a)(12) to the Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(12)	Joint Press Release issued by the Company, Vista Equity Partners Fund III, L.P. and Vista Equity Partners Fund IV, L.P. on November 15, 2013.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ATHLACTION MERGER SUB, INC.

By	/s/ James M. Ford
Name:	James M. Ford
Title:	Chief Executive Officer

Date:	November 15, 2013

ATHLACTION HOLDINGS, LLC

By	/s/ James M. Ford
Name:	James M. Ford
Title:	Chief Executive Officer

Date:	November 15, 2013

VISTA EQUITY PARTNERS FUND III, L.P.

By	Vista Equity Partners Fund III GP, LLC
Its:	General Partner

By	VEFIIGP, LLC
Its:	Senior Managing Member

By	/s/ Robert F. Smith
Name:	Robert F. Smith
Title:	Managing Member

Date:	November 15, 2013

VISTA EQUITY PARTNERS FUND IV, L.P.

By	Vista Equity Partners Fund IV GP, LLC
Its:	General Partner

By	VEFIIGP, LLC
Its:	Senior Managing Member

By	/s/ Robert F. Smith
Name:	Robert F. Smith
Title:	Managing Member

Date:	November 15, 2013

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated October 8, 2013.*

(a)(1)(B)	Letter of Transmittal*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(F)	Press Release issued by the Company on September 30, 2013 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by the Company with the Securities and Exchange Commission on September 30, 2013).*

(a)(1)(G)	Summary Advertisement as published in the Wall Street Journal on October 8, 2013.*

(a)(5)(A)	Class Action Complaint dated October 8, 2013 (Bushansky v. The Active Network, Inc., et al).*

(a)(5)(B)	Class Action Complaint dated October 4, 2013 (D’Ambrosia v. The Active Network, Inc., et al).*

(a)(5)(C)	First Amended Class Action Complaint dated October 11, 2013 (Bushansky v. The Active Network, Inc., et al).*

(a)(5)(D)	Class Action Complaint dated October 15, 2013 (Gupta v. The Active Network, Inc., et al).*

(a)(5)(E)	Amended Class Action Complaint dated October 30, 2013 (D’Ambrosia v. The Active Network, Inc., et al).*

(a)(8)	Joint Press Release issued by the Company, Vista Equity Partners Fund III, L.P. and Vista Equity Partners Fund IV, L.P. on October 8, 2013.*

(a)(9)	Joint Press Release issued by the Company, Vista Equity Partners Fund III, L.P. and Vista Equity Partners Fund IV, L.P. on October 29, 2013.*

(a)(10)	Joint Press Release issued by the Company, Vista Equity Partners Fund III, L.P. and Vista Equity Partners Fund IV, L.P. on November 6, 2013.*

(a)(11)	Joint Press Release issued by the Company, Vista Equity Partners Fund III, L.P. and Vista Equity Partners Fund IV, L.P. on November 7, 2013.*

(a)(12)	Joint Press Release issued by the Company, Vista Equity Partners Fund III, L.P. and Vista Equity Partners Fund IV, L.P. on November 15, 2013.

(b)(1)	Amended and Restated Debt Commitment Letter among Athlaction Holdings, LLC, Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Royal Bank of Canada, RBC Capital Markets, Bank of Montreal and BMO Capital Markets Corp., dated October 5, 2013.*

(d)(1)	Agreement and Plan of Merger, dated as of September 28, 2013, by and among the Company, Purchaser and Parent (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Company with the Securities and Exchange Commission on September 30, 2013).*

(d)(2)	Nondisclosure and Standstill Agreement, dated August 6, 2013, between The Active Network, Inc. and Vista Equity Partners III, LLC.*

(d)(3)	Limited Guarantee, dated as of September 28, 2013, delivered by Vista Equity Partners III, L.P. and Vista Equity Partners Fund IV, L.P. in favor of the Company.*

(d)(4)	Equity Commitment Letter, dated as of September 28, 2013, from Vista Equity Partners III, L.P. and Vista Equity Partners Fund IV, L.P. to Parent.*

(g)	None.

*	Previously filed